```
                      UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                  WASHINGTON, D.C. 20549

                        FORM 13F

                   FORM 13F COVER PAGE

Report for the Calendar Year or Quarter Ended:    December 31, 2005

if amendment report check here         [ ]; Amendment Number: -----------

This Amendment (Check only one.):       [ ] is a restatement.

                                        [ ] adds new holding entries.

Skyline Asset Management, L.P.
-----------------------------------------------------------------------------
Name of Institutional Investment Manager


311 South Wacker Drive, Suite 4500, Chicago, IL 60606
-----------------------------------------------------------------------------
Business Address  (Street)              (City)   (State)   (Zip)

Form 13F File Number:28-5324

The institutional investment manager filing this report and the person by whom
it is signed hereby represent that the person signing the report is authorized
to submit it, that all information contained herein is true, correct and
complete, and that it is understood that all required items, statements,
schedules, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Deanna B. Marotz      Chief Compliance Officer      (312) 913-3953
-----------------------------------------------------------------------------
    Name                    (Title)                  (Phone)


                              /s/ Deanna B. Marotz
                        -------------------------------
                        (Manual Signature of Person Duly
                        Authorized to Submit This Report)

                        Chicago, IL     January 25, 2006
                        -------------------------------
                          (Place and Date of Signing)

Report Type:

[ ] 13F HOLDINGS REPORT.

[ ] 13F NOTICE.

[X] 13F COMBINATION REPORT.

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```

```
                          FORM 13F SUMMARY PAGE

Report Summary:


Number of Other Included Managers:        1

Form 13F Information Table Entry Total:   76

Form 13F Information Table Value Total:   $1,555,737
                                          (thousands)

List of Other Included Managers:

Name and 13F file numbers of ALL Institutional Investment Managers with respect
to which this schedule is filed (other than the one filing this report):(List in
alphabetical order)

(If there are no entries in this list, state "NONE" and omit the column headings
and list entries.)

13F File Numbers will be assigned to Institutional Investment Managers after
they file their first report.

     No.    Form 13F File Number     Name
     ---    -------------------      ----

      1     28-04975                 Affiliated Managers Group, Inc.

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```

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<TABLE>
<CAPTION>
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ITEM 1	ITEM 2	ITEM 3	ITEM 4	ITEM 5			ITEM 6	ITEM 7	ITEM 8		
NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (x$1000)	SHARES/ PRN AMT	SH/ PRN	PUT/ CALL	INVESTMENT DISCRETION	OTHER MANAGERS	VOTING AUTHORITY		
									SOLE	SHARED	NONE
<S>	<C>	<C>	<C>	<C>			<C>	<C>	<C>		<C>
ADVO, Inc.	COM	007585102	$ 20,991	744,900			Shared-Defined	1		699,673	45,227
Acuity Brands, Inc.	COM	00508Y102	$ 31,904	1,003,276			Shared-Defined	1		942,362	60,914
Adesa, Inc.	COM	00686U104	$ 29,302	1,199,900			Shared-Defined	1		1,126,700	73,200
Aftermarket Technology Corp.	COM	008318107	$ 20,243	1,041,300			Shared-Defined	1		977,100	64,200
Albany International Corp.	CL A	012348108	$ 24,592	680,100			Shared-Defined	1		640,000	40,100
Albemarle Corporation	COM	012653101	$ 26,531	691,800			Shared-Defined	1		649,100	42,700
Amerus Group Co.	COM	03072M108	$ 25,473	449,500			Shared-Defined	1		422,300	27,200
Andrew Corp	COM	034425108	$ 15,148	1,411,700			Shared-Defined	1		1,323,300	88,400
Applied Films Corporation	COM	038197109	$ 13,436	646,900			Shared-Defined	1		607,800	39,100
Artesyn Technologies, Inc.	COM	043127109	$ 11,992	1,164,300			Shared-Defined	1		1,088,000	76,300
Aspen Insurance Holdings Limit	SHS	G05384105	$ 21,395	903,900			Shared-Defined	1		848,800	55,100
Belden CDT Inc.	COM	077454106	$ 19,847	812,400			Shared-Defined	1		764,000	48,400
Benchmark Electronics, Inc.	COM	08160H101	$ 33,119	984,800			Shared-Defined	1		926,900	57,900
Big 5 Sporting Goods Corp	COM	08915P101	$ 18,635	851,300			Shared-Defined	1		800,500	50,800
Borders Group, Inc.	COM	099709107	$ 16,934	781,450			Shared-Defined	1		733,850	47,600
CBRL Group, Inc.	COM	12489V106	$ 27,464	781,330			Shared-Defined	1		732,930	48,400
Carlisle Companies Incorporate	COM	142339100	$ 22,294	322,400			Shared-Defined	1		302,700	19,700
Centene Corporation	COM	15135B101	$ 10,406	395,800			Shared-Defined	1		371,600	24,200
Clark, Inc.	COM	181457102	$ 12,230	923,000			Shared-Defined	1		867,900	55,100
Commercial Capital Bancorp, In	COM	20162L105	$ 18,914	1,104,800			Shared-Defined	1		1,037,200	67,600
Commscope, Inc.	COM	203372107	$ 30,094	1,495,000			Shared-Defined	1		1,403,600	91,400
Conseco, Inc.	COM NEW	208464883	$ 34,660	1,495,900			Shared-Defined	1		1,404,500	91,400
Crane Co.	COM	224399105	$ 38,635	1,095,400			Shared-Defined	1		1,030,400	65,000
Curtiss-Wright Corporation	COM	231561101	$ 16,183	296,400			Shared-Defined	1		278,300	18,100
Cytec Industries Inc.	COM	232820100	$ 36,456	765,400			Shared-Defined	1		718,900	46,500
Davita Inc.	COM	23918K108	$ 15,605	308,150			Shared-Defined	1		289,050	19,100
Delphi Financial Group, Inc.	CL A	247131105	$ 30,709	667,434			Shared-Defined	1		626,261	41,173
Drew Industries Incorporated	COM NEW	26168L205	$ 16,159	573,200			Shared-Defined	1		537,700	35,500
Electronics For Imaging, Inc.	COM	286082102	$ 27,354	1,027,947			Shared-Defined	1		966,185	61,762
EnerSys	COM	29275Y102	$ 5,168	396,300			Shared-Defined	1		368,200	28,100
Fairchild Semiconductor Int'l.	COM	303726103	$ 29,025	1,716,450			Shared-Defined	1		1,613,550	102,900
Flowserve Corporation	COM	34354P105	$ 21,930	554,350			Shared-Defined	1		520,450	33,900
Global Power Equipment Group	COM	37941P108	$ 7,408	1,638,900			Shared-Defined	1		1,537,600	101,300
Heidrick & Struggles Intl	COM	422819102	$ 17,685	551,800			Shared-Defined	1		517,300	34,500
Hudson Highland Group, Inc.	COM	443792106	$ 18,134	1,044,600			Shared-Defined	1		982,400	62,200

```
<PAGE>
```

ITEM 1	ITEM 2	ITEM 3	ITEM 4	ITEM 5			ITEM 6	ITEM 7	ITEM 8		
NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (x$1000)	SHARES/ PRN AMT	SH/ PRN	PUT/ CALL	INVESTMENT DISCRETION	OTHER MANAGERS	VOTING AUTHORITY SOLE	SHARED	NONE
Interpool, Inc.	COM	46062R108	$ 17,105	906,000			Shared-Defined	1		853,600	52,400
Laidlaw International, Inc.	COM	50730R102	$ 27,231	1,172,250			Shared-Defined	1		1,104,150	68,100
MCG Capital Corporation	COM	58047P107	$ 22,794	1,562,300			Shared-Defined	1		1,466,644	95,656
MEMC Electronic Materials, Inc	COM	552715104	$ 16,426	740,900			Shared-Defined	1		695,300	45,600
Mentor Graphics Corporation	COM	587200106	$ 25,940	2,508,700			Shared-Defined	1		2,356,600	152,100
NCI Building Systems, Inc.	COM	628852105	$ 32,586	767,100			Shared-Defined	1		721,400	45,700
NETGEAR, Inc.	COM	64111Q104	$ 11,327	588,400			Shared-Defined	1		551,700	36,700
Newfield Exploration Company	COM	651290108	$ 14,721	294,000			Shared-Defined	1		275,900	18,100
Pacer International, Inc.	COM	69373H106	$ 13,218	507,200			Shared-Defined	1		475,600	31,600
Parametric Technology Corp	COM	699173100	$ 16,570	2,716,400			Shared-Defined	1		2,548,500	167,900
Park Electrochemical Corp.	COM	700416209	$ 14,528	559,200			Shared-Defined	1		527,200	32,000
ProQuest Company	COM	74346P102	$ 25,426	911,000			Shared-Defined	1		855,900	55,100
Prosperity Bancshares, Inc.	COM	743606105	$ 20,707	720,500			Shared-Defined	1		677,600	42,900
Provident Bankshares Corporati	COM	743859100	$ 17,549	519,665			Shared-Defined	1		488,065	31,600
Rare Hospitality International	COM	753820109	$ 17,468	574,800			Shared-Defined	1		539,100	35,700
Reinsurance Group Of America,	COM	759351109	$ 35,566	744,690			Shared-Defined	1		700,190	44,500
Ryder System, Inc.	COM	783549108	$ 17,630	429,800			Shared-Defined	1		403,800	26,000
S1 Corporation	COM	78463B101	$ 8,395	1,930,000			Shared-Defined	1		1,805,800	124,200
Scansource, Inc.	COM	806037107	$ 11,425	208,950			Shared-Defined	1		193,250	15,700
Schawk, Inc.	CL A	806373106	$ 3,588	172,900			Shared-Defined	1		161,900	11,000
Scottish Re Group Limited	ORD	G7885T104	$ 28,441	1,158,500			Shared-Defined	1		1,087,200	71,300
Source Interlink Companies, In	COM NEW	836151209	$ 5,603	503,900			Shared-Defined	1		475,200	28,700
Sterling Financial Corporation	COM	859319105	$ 21,070	843,477			Shared-Defined	1		792,097	51,380
Swift Transportation Co., Inc.	COM	870756103	$ 18,809	926,550			Shared-Defined	1		869,850	56,700
Syniverse Holdings, Inc.	COM	87163F106	$ 25,862	1,237,400			Shared-Defined	1		1,160,600	76,800
Synnex Corporation	COM	87162W100	$ 15,128	1,001,200			Shared-Defined	1		939,800	61,400
The Houston Exploration	COM	442120101	$ 12,355	234,000			Shared-Defined	1		219,800	14,200
The Scotts Miracle-Gro Company	CL A	810186106	$ 15,852	350,400			Shared-Defined	1		328,900	21,500
The Sports Authority, Inc.	COM	84917U109	$ 30,128	967,800			Shared-Defined	1		907,900	59,900
The Steak n Shake Company	COM	857873103	$ 21,910	1,292,600			Shared-Defined	1		1,212,600	80,000
The Toro Company	COM	891092108	$ 27,868	636,700			Shared-Defined	1		597,300	39,400
Triad Guaranty Inc.	COM	895925105	$ 9,990	227,100			Shared-Defined	1		213,718	13,382
Triad Hospitals, Inc.	COM	89579K109	$ 17,995	458,700			Shared-Defined	1		430,700	28,000
U.S.I. Holdings Corporation	COM	90333H101	$ 24,710	1,794,511			Shared-Defined	1		1,682,921	111,590
United Panam Financial Corp	COM	911301109	$ 12,938	500,100			Shared-Defined	1		469,500	30,600
United Rentals, Inc.	COM	911363109	$ 11,959	511,300			Shared-Defined	1		479,600	31,700

<PAGE>

ITEM 1	ITEM 2	ITEM 3	ITEM 4	ITEM 5			ITEM 6	ITEM 7	ITEM 8		
NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (x$1000)	SHARES/ PRN AMT	SH/ PRN	PUT/ CALL	INVESTMENT DISCRETION	OTHER MANAGERS	VOTING AUTHORITY SOLE	SHARED	NONE
United Stationers Inc.	COM	913004107	$ 25,225	520,100			Shared-Defined	1		488,100	32,000
Walter Industries, Inc.	COM	93317Q105	$ 15,846	318,700			Shared-Defined	1		298,700	20,000
Watson Wyatt Worldwide, Inc.	CL A	942712100	$ 22,047	790,200			Shared-Defined	1		743,400	46,800
eFunds Corporation	COM	28224R101	$ 26,356	1,124,398			Shared-Defined	1		1,056,596	67,802
iStar Financial Inc.	COM	45031U101	$ 29,390	824,400			Shared-Defined	1		775,200	49,200
TOTAL			$1,555,737								

</TABLE>